PRESS RELEASE
FOR IMMEDIATE RELEASE

RUSSEL METALS CONFIRMS NUMBER OF SECURITIES TENDERED
UNDER THE SUCCESSFUL OFFERS FOR LEROUX STEEL

Stock Exchange Symbols:	RUS, RUS.PR.C
LER.A, LER.B, LER.DB, LER.DB.A

TORONTO, July 4, 2003 -- Russel Metals Inc. announced today that 99.52% of the aggregate number of Class A Shares outstanding and 97.53% of the aggregate number of Class B Shares outstanding, 86.61% of the outstanding 8% Debentures and 87.2% of the outstanding 7.25% Debentures were tendered under the offers.  Russel expects to issue approximately 3,546,890 shares under the offers and shareholders of Leroux Steel who elected the Share Alternative will receive approximately 0.5454 Russel common shares for each Leroux Steel share tendered and approximately $3.52 in cash.

Earlier today, Russel announced the successful completion of its offers to purchase all the outstanding Class A Multiple Voting Shares and Class B Subordinate Voting Shares and all the outstanding 8% convertible unsecured subordinated debentures and 7.25% convertible unsecured subordinated debentures of Leroux Steel Inc.

The actual number of securities tendered was 3,533,391 Class A Multiple Voting Shares, 7,107,278 Class B Subordinated Voting Shares, $6,633,600 8% convertible unsecured subordinated debentures and $9,752,500 7.25% convertible unsecured subordinated debentures.

Russel Metals is one of the largest metals distribution companies in North America.  It carries on business in three metals distribution segments: service center, energy sector and import/export under various names, including A.J. Forsyth, Arrow Steel Processors, B&T Steel, Baldwin International, Comco Pipe and Supply, Drummond McCall, Fedmet Tubulars, McCabe Steel, Métaux Russel, Milspec Industries, Pioneer Pipe, Russel Metals Williams Bahcall, Spartan Steel Products, Sunbelt Group, Triumph Tubular & Supply, Vantage Laser, Wirth Steel and York Steel.

For more information, please contact :

Edward M. Siegel, Jr.
President and CEO
Russel Metals Inc.
Tel:  (905) 819-7302

Brian R. Hedges
Executive Vice President & CFO
Russel Metals Inc.
Tel:  (905) 819-7401

www.russelmetals.com
email: info@russelmetals.com